Exhibit 99.5
WIPRO LIMITED
Investors/Analysts Conference Call for the quarter ended December 31, 2006
1:30 PM Indian Standard Time, January 17, 2007
Moderator
Good afternoon ladies and gentlemen. I am Monali the moderator for this conference. Welcome to the Wipro conference call. For the duration of the presentation, all participants’ lines will be in the listen -only mode. I will be standing by for the question and answer session. I would now like to hand over to the Wipro management. Thank you.
Rajesh Ramaiah
Ladies and gentlemen, good afternoon. Wish you all a very Happy New Year. My name is Rajesh Ramaiah and I am based in Bangalore. Along with Sridhar in New Jersey and Jatin in Bangalore, we handle the Investor Interface at Wipro. We thank you for your interest in Wipro. It is with great pleasure I welcome you to Wipro’s Teleconference post our results for the third fiscal quarter ended 31st December 2006.
We have with us Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, Chief Financial Officer, who will comment on the results of the growth for the quarter ended December 31st 2006. They are joined by other members of the company’s senior management who will answer questions which you may have. The conference call will be archived and a transcript will be available in our website wipro.com.
Before we start the address, let me draw your attention to the fact that during the call we might make certain power looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the management’s current expectation and are associated with uncertainty and risks which could cause the actual results to differ materially from those expected. These uncertainty and risk factors have been explained in our detailed filing with the Securities Exchange Commission of USA. Wipro does not undertake any obligations to update forward-looking statements to reflect events or circumstances after the date of filing thereof. Ladies and gentlemen, the management team will be taking it forward from here.
Suresh Senapaty
Good afternoon ladies and gentlemen. This is Suresh Senapaty. I am the Chief Financial Officer. Mr. Premji has got delayed because of a related event or relating to the visit of Chancellor Gordon Brown to our campus an hour back. In view of that he has advised me to communicate to you his welcome address and therefore I will proceed with his address and then mine before we take on question and answers.
At the outset, let me wish you all a very very Happy New Year, 2007. By now you would have seen our results for the quarter ended 31st December 2006. While the management team would be happy to answer your queries, I would like to take some time before that to share some thoughts on our performance and prospects.
We have had another satisfying quarter. Wipro Limited recorded revenue growth of 45% year -on-year and a profit growth of 41% year-on-year. Revenue from our global IT services at $640.5 million for the quarter was well ahead of our guidance of $633 million. This was driven by strong growth in our energy and utilities vertical, technology infrastructure services, and enterprise application services. Continuing their good momentum, our financial services and retail businesses delivered 50+% YOY growth. Manufacturing vertical and Europe geography posted sequential growth rates ahead of the company average. We saw some marquee wins in our BPO business. We added 37 new clients of which 8 were Global 500 Fortune 1000 clients.
On the operations front, we saw lowering of our rate of attrition in both the IT and BPO business. That coupled with improvement in other operations matrices helped us largely offset the profitability pressures from wage increase and rupee appreciation. As a result, we were able to maintain and deliver an operating margin with a narrow range in our Global IT business.
Continuing the strong momentum our India, Middle East , and Asia-Pac IT business recorded strong YOY revenue growth of 76% and profit before interest and tax growth of 56%. Wipro Consumer Care & lighting business also grew well with 36% YOY revenue growth and 25% YOY profit growth.
On the global delivery front, we continue to pursue our approach of focused expansion of our geo graphical footprint. Our Romania center is now operational. We are creating a third center in China and we will be expanding our Brazil center that came through our Enabler acquisition. We continue to be leaders in the quality journey. This quarter we were assessed at maturity level 5 based on the new CMMi-5 1.2 model which was released in September 2006. We are among the first few organizations globally to achieve this milestone and importantly this includes all our locations including overseas location.
Wipro Infotech our India, Middle East, and Asia-Pac IT business won the employer branding award conducted by Indiatimes Minds Mindscape, ITM Bangalore, and Stars of the Industry, an independent body based in US which has been regularly conducting the awards in service excellence.
Looking ahead, we think the capabilities we have built and the investments we are making on our initiatives will help us deliver value to our customers and enable us to continue growing ahead of the industry.
Next are my comments on the performance of the company in Q3.
Global IT services revenues for the quarter of $640.5 million included $587.5 million from IT services and $53 million from BPO services. The sequential revenue growth of 8.8% in Global IT services segment, comprised of 8.9% growth in revenue of IT services and 7.1% growth in revenue of BPO services. Sequential revenue growth of 8.9% in IT services was primarily driven by volume growth of 9.3%.
On the foreign exchange front, our realized rates for the quarter was Rs.44.89 versus a rate of Rs.46.20 realized for the quarter ended September 30th, 2006. As at period end after assigning to the assets on the balance sheet we had about $188 million of contract at rates between Rs.44.80 and Rs.45.77. During the quarter, we effected salary hikes in November for remaining eligible offshore-based employees which impacted our margins by 180 basis points. Operational improvements in supply chain and scale advantage in SG&A cost offset most portion of the margin dilution due to wage hike and forex impact. We witnessed a continued margin expansion in our BPO business by 60 basis points sequentially driven by operational improvements. Operating margin for our acquisition portfolio improved by more than 330 basis points sequentially.
The acquisitions of Hydrauto group in Wipro Infrastructure Engineering and 3D Networks in our India, Middle East, and Asia-Pac IT services business were consolidated in our financials effective 1st of November, 2006. The integration of these units is on plan.
For the quarter ending March 2007, we expect volume led growth with stable price realization . In line with our plans, we will effect wage hikes of our on-site employees during Q4 of 2006-2007. The impact of this wage hike for Q4 of 2006-2007 would be around 120 basis points. We will endeavor to offset the impact through factors like improved utilization and employee-mix, better profitability and acquisition and expect the margin to be in a narrow range including the impact of exchange rate fluctuation. We will now be glad to take questions and let me inform you all that we have Mr. Premji now back in our conference.
Moderator
Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask questions may please press *1 on your telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to use only handsets while asking questions. To ask a question, please press *1 now. First in line, we have Mr. Sameer Goyal from Alchemy Shares & Stocks.
Sameer Goyal
Hi, good afternoon. The question is on BPO business. First of all, what is the percentage of revenue coming from end-to-end solution business right now?
TK Kurien
30%.
Sameer Goyal
As against 21% last quarter.
TK Kurien
I am sorry, yes, that is right.
Sameer Goyal
We saw 60 bps improvement in gross margin in the BPO business despite the salary hike and lower utilization in this quarter. I would like to know how did we manage this?
TK Kurien
Fundamentally, what we have been doing is we have been really attacking. If you look at our P&L it is evident, what we have been doing is that we have been looking for price increases over the past year, and you are seeing some effect of that kicking in there.
Sameer Goyal
Could you quantify for me what would be the price increase?
Suresh Senapaty
It is a function of price increase as well as the better utilization in terms of the attrition rates having come down and certain other operational improvements including the telecom cost, etc. Overall, it has, and we have not sort of given cost line item point of view, but yes it has helped us in expanding the margins.
Sameer Goyal
But, any broad idea what could be the price increase you would be getting in existing contracts in the BPO business?
TK Kurien
Typically, it is our endeavor to get about between 4% and 6% annually.
Sameer Goyal

And, just one clarification on the BPO business actually. If I look at the US GAAP number, the operating margin in the BPO business is down by 140 bits. Is it more to do with currency effect or it is something else. And if it is currency, can you quantify the same for me?
TK Kurien
I am sorry, I did not get the question. Can you repeat the question. If you could talk a little slower that will really help and a little louder too.
Sameer Goyal
Okay. If I look at your US GAAP number, in the additional information column, you have given the operating income for each businesses, and BPO business has the operating income of 52 crores in Indian rupees and if I take that as the margin, the margin is down 140 bps sequentially. Could you elaborate the reasons for that?
Rajesh Ramaiah
That is primarily in account of accounting impacts Indian GAAP and US GAAP we have as would be related.
Sameer Goyal
No, it is declining sequentially in US GAAP over the last quarter. So, is it more to do with currency or is it something more than that?
TK Kurien
Definitely currency. Currency is the other factor.
Sameer Goyal
Okay. And (b) it is on the overall IT services business. You always state that the billing rates are stable with an upward bias, but when I look at the last six-seven quarters numbers, though the rates might be choppy, but the trend seems to be lacking the upward bias. Your call on that.
Suresh Senapaty
Can you repeat the question please?
Lan
I think we have normally been talking of margins being in the narrow range. I do not recollect as having s aid an upward bias, and broadly speaking quarter on quarter the margins have been within that range. And if you look at the nine-month period, nine-month period 2006-2007 is flat as compared to nine months 2005-2006.
Sameer Goyal
Lan it was more on billing rates rather than margins.
Suresh Senapaty
On the billing rates that is correct. We have stated that there is a stability with an upward bias, you are right. In the Q3, if you also remember, we had said that there will be a possible softening on the utilization, because the number of working days in Q3 is lower than that of Q2. And that is the reason it was lowered by about 0.4% in realization terms.

Sameer Goyal
Senapaty, actually I was more on a longer-term basis. When I see six-seven quarters, the upward bias is missing. The billing rates are moving a bit up and down, but no upward trend has been witnessed here. So, when can we see this happening in average realization?
Sameer Goyal
Actually my question was on billing rates. When we say that the billing rates are stable with an upward bias, if I look at the last six-seven-eight quarters, the number seems to be choppy but the upward bias is lacking. So, when can we see that resulting in average realization?
Lan
A couple of points, first of all, it is true that on a like to like basis, our data for the analysis that you have done for us, customers have done renewal. You will find that in all the cases where we have been successful we have got price increases. So, like to like we have got price increases. Coming to realization, as there are two factors one must look at when you look at realization. First is the mix of customers, mix of services, what happened through quarter. Second is also the fact that when you have an organization, w here we are moving through the entire changes in each profile, typically in the T&M kind of a project, people with lesser experience profile come in at billing rates which are lower. As the weightage of that shift happen, that also reflects in some way, the realization that we report. So, you are right, the realization that we report has not had that bias but the pricing in general has definitely had the upward bias.
Sameer Goyal
Okay, fine. Thanks and best of luck.
Suresh Senapaty
And also, if I can supplement, on a blended price basis YOY, it has gone up by 2.5% YOY, Q3 of 2006 -2007 versus Q3 of 2005-2006, the pricing has gone up by 2.5%.
Sameer Goyal
Okay great. Thanks.
Moderator
Thank you very much sir. Next in line, we have Mr. Sandeep Shah from Motilal Oswal.
Sandeep Shah
If you look at the R&D services, this time the growth has been slowed down at 1.8% and it was coupled with the fact that product engineering grown by 1.6% and telecom service provider grown by 2.7%. So, can you throw some light what will be the growth outlook within this segment of the business going forward as we also accept that there is a consolidation phase happening with some of our customers. So, what is your outlook on this segment?
Suresh Senapaty
Yes, the sequential growth in terms of our technology business has been about 4%. The telecom service provider, 5% sequential, and product engineering about 4%. Yes, as you have said that in the product engineering space, particularly the telecom side, there are certain restructuring of some of the specific customers is happening. That is in progress, we think we will see a much better picture next quarter as opposed to what we have seen in the last quarter and perhaps current. Ramesh Emani, do you want to supplement something on that?
Ramesh Emani
As Senapaty said, we are seeing some challenges in the telecom equipment vendor space, whereas if I see our non-telecom business, it is growing quite well.
Sandeep Shah
Sir, when you say challenge, can you specify if it is on the demand side or it is just the customer specific issues where projects are expected to ramp-up later?
Ramesh Emani
See the reason why we do have the muted growth is because most of those customers are still in their decision making cycle of product rationalization and so no new projects are really starting. We think as you know on December 2nd the Alcatel and Lucent have consummated their merger and they started coming out with their product rationalization plan. So, we will expect to start some discussions on the projects and potential opportunities in this quarter.
Suresh Senapaty
They are customer specific issues.
Ramesh Emani
Same thing, in Nokia Siemens the consummation has not yet happened.
Sandeep Shah
Just further to that the guidance which we have given for the fourth quarter, does it include increased ramp -up within these customers or we are not including that as the certainty is not very high?
Suresh Senapaty
That is right. We have factored this uncertainty into our guidance.
Sandeep Shah
So, to some extent the ramp-up has been factored in the guidance?
Suresh Senapaty
We have factored these uncertainties into our guidance.
Sandeep Shah
Okay. Sir, on the billing rate, can you quantify what kind of uptick you are getting with the renewals as well as in the new contract?
Suresh Senapaty

It is about 3% to 5% in terms of the renewals as well as the new customers that we are able to get.
Sandeep Shah
CNBC interview was mentioning that the new on-site contracts are coming as high as 12% and the offshore contracts are coming as high as 6%. So, is it . . ?
Suresh Senapaty
You know, at the end of the day, the new business that we have got is about 3.9% and from that perspective, it will take time for it to show up in terms of the overall blended rate and therefore a quarterly number is just one element but that it cannot give the complete trend on that. So, I think on an overall basis, 3% to 5% is something which is worth taking into consideration.
Sandeep Shah
And within the renewal, what composition of your existing customers are getting a success ratio in getting the billing rate increase?
Rajesh Ramaiah
We took stock of our top hundred customers in 2006 when they came up for renewal. 70% came up for renewal during 2006 and of that 75% to 80% of them renewed with a price increase between 3-5%.
Sandeep Shah
Okay. And sir, the last question is on the margin front. You said the salary hike impacted the margin by 180 basis points negatively and we believe that there was an impact of 60 basis points and 20 basis points on account of forex as well as lesser working days, but despite that your operating margin in the global IT business excluding other income has gone up. So, can you just give us the various components where the margin improvement has come from?
Suresh Senapaty
Yes, at the operating margin level if you are saying that our margin has dropped by about 20 basis points from 24.4 to 24.2, you are right in the way you narrated the negative movement. The positive movement has been SG&A scale advantage of about 50 basis points, improved profitability and acquisitions and BPO, we have seen some margin expansions there. And similarly we have seen overall supply chain in terms of the bulge improvement both in onsite as well as offshore, and plus the related initiatives with respect to rotation, etc., has given us an advantage. So, net-net we were able to bring that adverse impact down to 20 basis points.
Sandeep Shah
Okay. Thanks a lot
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Next in line, we have Mr. Hitesh Zaveri from Edelweiss Securities.

Parul Inamdar
This is Parul Inamdar from Edelweiss Securities. Sir, congratulations on a good set of numbers . Just one or two the concerns that we are observing from the last one or two quarters, if you see the client contribution, we have been seeing that the top six to ten client category, the contribution has been stable to on a slightly downward bias. Any thought behind that?
Rajesh Ramaiah
Parul, this is again in relation to the telecom equipment vendors category because some of our customers fall in that category.
Parul Inamdar
Okay. Also, if you see the client addition, the pace this quarter was comparatively low as compared to across the last four quarters. I mean, we have added 37 clients this quarter, the number was that low in Q2 of last year . We see a very healthy growth in between period. So, any reason behind that?
Suresh Senapaty
We cannot release more than specific data, but all I can say you that is also to be supplemented with a lower attrition that we have seen in Q3.
Parul Inamdar
Lower?
Rajesh Ramaiah
There is no specific trend Parul in that because in this year in Q1 we had added more customers including the acquisitions which we have had. So, it tends to take a cycle in terms of what customer closure happens and when the billing starts. So, there is no specific trend per se in that.
Parul Inamdar
Okay. Any thoughts regarding the competition that seems to be intensifying the telecom space? We have seen this you know with the last deal announced by Tech Mahindra. What are the thoughts and how competitive you think this scenario will get in the future?
Ramesh Emani
Parul, if you can repeat the question and talk a bit louder, it will help.
Suresh Senapaty
Just speak up, please.
Parul Inamdar
Sir, in the telecom space, we saw the Tech Mahindra bagged a huge deal some months ago. We believe the competition is getting intensified and will continue to get further intensified. So, what are your thoughts and what is the management thinking of how to handle this situation and I am sure this situation will get worse by the day.
Ramesh Emani

As I mentioned earlier, in the telecom segment, we have addressed two customers; one the manufacturers and the other is service providers. Manufacturers, yes, we had experienced a little bit of slow down mainly because as you have mentioned earlier, of the merger that is taking place between the four large manufacturers in the industry. While that is the scenario on the manufacture front, you know we also have a fairly good business on the service provider side. We have been able to win a good number of deals in Q3, but majority of them the billing will start happening during Q4. So, you should see an overall upside in our telecom business, particularly on the service providers business during Q4.
Suresh Senapaty
To supplement this, on telecom service provider space, that particular space is a huge and large much more matured market. The outsourcing that is happening is much much larger, plus the merger and acquisition in that particular space also is creating more opportunity. So, even if there are more players and more larger deals have been won, we are also getting our fair share of this space. We are not necessarily winning all, there are some to be lost and some to be won, and we have got our share of win and some of the marquee customers including good wins we have got in the existing customer are very good and t hat gives us the confident that Q4 we will see an uptick in the service provider space and so will it be in terms of going forward with six quarters.
Hitesh Zaveri
This is Hitesh Zaveri, one question if I may. You know, the ADM versus the non -ADM revenues, the ADM percentage is going down roughly about 2% to 2.5% a year. I was wondering if the management has some view over the next two to three years, whether do you see any change in that pace, number one. Number two, do you have any view about the offshorization potential in the non-ADM aggregate revenues. I am sure there are multiple categories that I am talking about the same time, but if there is some common thread running through it, that would be helpful. Thanks.
Rajesh Ramaiah
On the ADM space, we have grown about 27% YOY. I will ask Sudip to answer specifically on what he is seeing to say.
Sudip Banerjee
Hitesh, two things. One is that the share of the new differentiated practices on a year -on-year basis will keep on going up. If that is to do with infrastructure, it is package implementation, it is SI, testing, all those newer services will continue to go up. So, as a result you will find percentage-wise that trend continuing. What is happening is that most of the new orders which we are getting, a lot of emphasis is on the newer services, and therefore those new services if you see the sequential growth even in this quarter, we have both package implementation as well as infrastructure management moving up significantly higher at about 14% to 16% respectively. So, if you look at two to three years down the line, you will see a different balance. Earlier, about two years back, we had about 70% ADM, 30% the newer services, now it is about 60:40, it will probably stabilize at somewhere around 55:45 for the services.
Suresh Senapaty
You should appreciate that the new services pace is much lower than that of the ADM. So, from that perspective, while the percentages will look big, the growth also continues to be there in ADM. More and more, we get into larger deals which means we are taking off the total application development maintenance off the customers, there the ADM’s growth again can pick up. So, while this is the trend, we are working on multiple other initiatives to be able to even set up the ADM growth.
Hitesh Zaveri

Do you have any color on the offshorization momentum in the non-ADM?
Sudip Banerjee
Hitesh, if your question was whether there would be more offshore content in areas like package implementation or infrastructure or testing services, well the answer to that is if you look at BPO for example, it is fully offshore; if you look at testing, it is largely offshore; if you look at package implementation, at one point in time that used to be fairly on site centric but a lot of that work has started coming offshore, and in the infrastructure management area, we are the pioneers in the remote infrastructure management; so, we are actually bringing a lot more work offshore than we have done in the past, and that is the ratio I was referring.
Hitesh Zaveri
Thank you so much and best of luck.
Suresh Vaswani
I am just elaborating on what Sudip Banerjee said. On infrastructure services, we are running almost the same sort of onsite offshore ratio that we run on ADM. On testing services, again like Sudip said, it is more offshore, it is almost 80% offshore and 20% onsite in terms of people. Even in package implementation, given a larger thrust or stronger thrust in application management services, the offshorability of the package or enterprise application solutions is going up. All in all, all the three service lines do lend itself to offshoring quite substantially.
Suresh Senapaty
Operator, is the voice all right, or is there is an echo that you are seeing.
Moderator
Sir, the voice is fine.
Hitesh Zaveri
Sure. Thank you. That is all from my side.
Suresh Senapaty
Thank you Hitesh.
Moderator
Thank you very much sir. Next in line we have Mr. Bhuvnesh from Credit Suisse.
Bhuvnesh
Hi sir. This is Bhuvnesh from Credit Suisse. Congratulations on good results. I just wanted two small clarifications. First on margin; in Indian GAAP your margin declined in IT services just 20 basis points, while in US GAAP it is around 80. Can you tell me what exactly is this difference due to? I am talking about EBIT margins basically.
Suresh Senapaty

Actually, generally there is a difference between the US GAAP and India GAAP like what is there this time, but in the earlier occasions, we had some neutrality factors. For example, in the foreign exchange accounting, when you take certain forward covers, there is a little bit of an accounting difference between the US and India GAAP. So, on the US GAAP, the hit is little larger than it is in the India GAAP. And similarly on accounting of the leases, there is a straightening of the lease accounting which we moved over in the last quarter in the India GAAP. So, India GAAP had an adverse impact, while US GAAP had a normal impact. And this quarter, that advantage vis -à-vis the US GAAP does not exist; so, that corrected itself and therefore this remained constant thereafter. So, there was some amount of imbalance because of these two aspects primarily where this particular swing was higher in the current quarter or December quarter.
Bhuvnesh
Thanks sir. And second thing on pricing, if I recollect correctly, you said in October that this quarter would have less number of working days and that would impact your pricing negatively. So, has that impact come in or is it not there in this quarter?
Suresh Senapaty
Yes, it has come-in in the lower realization that you are talking about in Q3.
Bhuvnesh
And sir, how much is that impact and should that impact reverse going forward in March quarter?
Suresh Senapaty
It was about 40 basis points, but the operating margin impact was 20 basis points. Yes, our expectation would be reversal of this in the current quarter.
Bhuvnesh
Sir, 40 basis points is the impact which I see in the realized rate. Is that all the impact which came because of less number of working days or was there some other factor which did this, because . . . ?
Suresh Senapaty
It is a combination of all, a lesser number of days, but we got some price increases. It is a combination of all factors. It is not as if the realization was identical in Q2 and Q3 and it is only the number of days which made it suffer, but it is a mix of all.
Bhuvnesh
Sir, what I am trying to do is I am trying to separate out impact of number of days, because that should reverse back in March quarter. So, if you can just separate out the impact of number of days on realized rate and how would that turn next quarter, that would be very helpful.
Suresh Senapaty
Yes, Bhuvnesh, but it is very difficult to do that because (a) some part of the business we have hourly rate, some we have monthly rates. So that itself helps us in muting that volatility for number of days. (b) Some of them have fixed price projects and some do not, and they source. These are fairly dynamic things, it is difficult to be precise. So, I will give you the data point and then you may try to look at it, extrapolated for Q4, the data points may change because FPP percentage could change, the percentage of revenues that we are getting on a dollar rate versus hourly rate versus month rate could differ, and so on.

Bhuvnesh
Okay, sir. That is all. Thanks a lot.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Next in line we have Mr. Diviya Nagarajan from Motilal Oswal.
Diviya Nagarajan
Hi. Could you give us some color on the demand environment that you are witnessing in terms of IT spending from your client base, please?
Girish Paranjpe
As of now, 2007 seems to have got us to a decent start. Looking back, 2006 was a great year and 2000 may look like a normal year, and that is what most of our clients are saying. So, there is good IT spend, may be at a slightly lower rate as compared to what has happened in 2006, but at least at this point it looks like a normal year.
Diviya Nagarajan
Right. Could you give us some in terms of large deals that are coming up for renegotiation, we have heard talks about close to $10 billion worth of deals with a possible higher compensation for Indian IT vendors. What is your focus in this space and at least could you give us an idea of the pipeline there?
Girish Paranjpe
Yes, it is a fact that a large number of deals are coming up for renewal and we already have a set of two initiatives. One is a large team initiative headed by a person based in the US reporting to our US and Europe geography head. And another one was TOS initiative, which is total outsourcing which is more infrastructure based as a part of our TIS practice, and we have already seen some good wins under both these initiatives. The TOS initiative is more than a year old now. The large deal initiative is about six months old now and we have a very good strong funnel. We are working on it. The sizes are fairly decent and attractive. And as the time goes by, they are becoming more attractive. So, we are actively working at it.
Diviya Nagarajan
It would be also helpful if you could quantify your pipeline if possible in terms of greater than $50 million to $100 million deals.
Girish Paranjpe
We are working on it. The moment we are able to quantify, we will share with you.
Diviya Nagarajan
Right. Thanks and all the best.

Moderator
Thank you very much mam. Next in line is Mr. Vishal Aggarwal from ASK Raymond James.
Vishal Aggarwal
My questions have been answered. Thank you.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Next in line is Mr. Anthony Miller from Arete Research.
Anthony Miller
Good afternoon gentlemen. I have got three questions. Firstly, can you just quantify the effects that the foreign exchange had both on margins and on the top line this quarter, please. Secondly, similarly for M&A, can you specify in US GAAP terms what effect the acquired businesses had on volumes, on revenues, and on profits or margin, and whether the acquired businesses are growing in line with or slower or faster than your core businesses. And finally, just on the BPO front, sorry if I missed it, the line was not that good; it does appear that the number of customers you are serving under BPO has gone down and you did not transition any new customers in this quarter just gone. Wanted to if you could just explain what was actually happening in the BPO business along those lines please? Thank you very much.
Suresh Senapaty
Coming to your first question on the impact of the foreign exchange, we had a foreign exchange impact of 60 basis points in the India GAAP and in the US GAAP it was about 80 basis points because of some differential accounting of the foreign exchange premium that one pays for making hedges between the India GAAP and the US GAAP. The second question was with respect to what typically are the extra hits to the US GAAP on account of the acquisitions, was that the question?
Anthony Miller
Yes, what difference are the acquisitions making in US GAAP terms to volumes, revenues, and profits?
Sudip Nandy
The acquisitions of the last 12 months in terms of this particular quarter have grown ahead of the organic growth otherwise, except for one acquisition which is the one we did in New Logic in Austria.
Anthony Miller
Can you say that, in your India GAAP result you do give a specific M&A amount, I think it was 1435; however, I do believe there is a slight US GAAP translation. I just wanted to understand what the equivalent amount was in US GAAP terms of the contribution from the acquired businesses?
Rajesh Ramaiah
The differential was the intangible amortization for one of the acquisition which goes through revenue line in the US GAAP.

Anthony Miller
Okay. I will not delay on that point. I will take that up off line. And the final question was just relating to BPO, if you could just clarify why the customer count went down?
TK Kurien
I am sorry. The question was in terms of number of customers and not the stake. Is that right?
Anthony Miller
That is correct. It appears the number of customers has gone down to 32, it was 33 in the prior quarter, and it says nil new customers are being transitioned or engaged. That is the first time in many quarters that you have not transitioned any new BPO customers in the quarter. So, I just wanted to understand what was going on there?
TK Kurien
It is pretty simple. The way it works is there has been a change in the way we have reporting the numbers. You are aware of the fact that about a year ago we made this change to sell more into the Wipro Technology’s customer base and to that extent what is happening is that if you are selling to a current Wipro Technology’s customer a BPO service, we are not including that as a part of the BPO customer addition.
Anthony Miller
Okay. The other measure that seems to be missing though and of course is not listed is the number of processes you are working on. That would give us another idea. Can you tell me how many processes there are?
TK Kurien
Well, it is gone up from 101 to 115, that is the increase in the processes. But you know, really if you look at it, what we have done is that these are some of the new processes that we have added on to new customers primarily in the financial services area and these are pretty unique processes that is why it is adding on to the overall process numbers. Our ambition is to cut the number of overall processes down and to go and sell more of current processes rather than newer and newer services.
Anthony Miller
I understand. Thank you very much.
Moderator
Thank you very much sir. Next in line we have Mr. Sujith from Bank of America.
Sujith
Yes, good afternoon sir. Good to see that attrition number coming down both in IT services and BPO. It would be really helpful if you could throw some light on the measures being taken by you in this quarter as well as over the past few quarters on an ongoing basis to combat the attrition issue?
Pratik

As you have observed, we have committed this during our last quarter earnings c all as well that we expected the attrition numbers to come down which we saw happening during the course of this quarter. Definitely our salary increase which we gave in the month of November and prior to that another section of employees who got covered in the month of September did help in some of the pressure points which we were experiencing. But I think our efforts on attrition have been beyond really the compensation play which we know that has its own limitations. That is something which is very high on priority of all our managers being able to spend time as we begin to take in people large in numbers, especially from campus, that is why they need to be handled to be guided and that is why we were experiencing some of our attrition which was happening very early in the day for many of the youngsters who were coming in from campuses. I think that we have been able to mitigate to a large extent because of the concerted efforts of the leadership at all levels. This quarter, in addition, we would be covering our onsite employees and as we do that we think that we have opportunity to bring off this number further. On BPO specifically, Kurien would you like to just throw some light on the initiatives we have been taking?
TK Kurien
On the BPO side really what we have done is two things. Number one is we have Employer Branding. I am not too sure how many of you actually got it correct, but we were along the tier-1 we came up with number one amongst the big BPO players here in India, as preferred employer in the BPO service. That is one big thing that we have been trying to do. On the other end, what we have been also doing is that exactly what Pratik said, we have increased the engagements with the employees significantly and basically what we have done is put in processes in place whereby senior management meets every employee of the company once every month and that is the rigor that we have set in. Last quarter every employee was met by senior management at least once. This quarter it is going to be once every month. Going forward, we have also started a measure whereby we track attrition in terms of employee engagement on a weekly basis. At the end of the day, attrition is a process of how you engage employee and the affinity that the employees have got with the brand, I think kind of working right now.
Sujith
Thanks and good luck.
Moderator
Thank you very much sir. Next in line we have Ms. Rohini from ING Mutual Fund.
Rohini
Hi, this is Rohini from ING Vysya Mutual Fund. My question is related to Wipro Infotech. It has been a splendid performance in this quarter. So, I would like to know what are the major drivers for this. Is it the market growth being fantastic or is it that we have substantially increased the market share in the region. If you could elaborate more and going forward are we going to sustain this kind of a momentum in the Wipro Infotech business?
Suresh Vaswani
See, one is there is buoyancy in the Indian market and that certainly is building up the momentum, and second is we have put together a very strong proposition for the domestic market which goes across technology, PCs, solutions, consulting, and all of that put together you know really puts us in a sweet spot and so far as the customer’s requirement is concerned, especially large customers, enterprise customers, and large medium size customers, who are looking for this end-to-end proposition, you know IT is becoming strategic to them, so they are looking for reliable strong partners that can get them a good integrated value proposition. So, these two impacts really are driving growth. Speaking specifically about this quarter, it has been an exceptional quarter where we have grown 76% and like you are all familiar we acquired 3D Networks, so, some portion of the 3D Networks’ revenue is also integrated as a part of our results. Even if you leave aside 3D Networks, our growth has been more than 60%+ which is close to 2-1/2 to 3 times the market growth that is taking place in the domestic market.
Rohini
And majority of this was again driven in the domestic market or even in the APAC region we have seen a good growth apart from India?
Suresh Vaswani
The growth has been right across. So, if I look at the services growth in India, the Middle East, and the Asia PAC, I am just talking about pure services and not technology, that has been of the same order. Services right across has growth 48% to 49% year on year. What has peaked this quarter really is the technology growth, the product growth which has been as high as 91%. So, we have had a good run this quarter, including in our PC business, may be one large PC contract from government for supply of PCs for education purposes.
Rohini
Okay. And in terms of the margins, do you see that with much larger revenue base can one look at the improvement in the margins in the Infotech business?
Suresh Vaswani
We should be able to sustain the sort of margins that we have been reporting on Wipro Infotech on an ongoing basis. See the mix of business is products and services. Services business is today accounting for between 30% and 35% and you know depending on the mix at different quarters, there could be certain variations in terms of margins, but broadly we are driving strong services growth, we are keeping on adding services, we are expanding into new regions with our service line. So, we believe we can sustain the margins that we have been reporting in Wipro Infotech.
Suresh Senapaty
We are in the solution business which is growing pretty well. The services business grew 49% YOY. However, we had because of the acquisition, the product revenue was much higher growth, but eventually even in the acquired entity we are looking at much much faster growth on the services side. So, as we increase the mix of service overall, we would expect on a longer-term basis an improvement on the margin, but in the short to medium term, you can look at much more stability with a little bit on uptick. On a long term, yes, we want to push it up with higher mix of services.
Rohini
Sure. Thank you very much and wish you all the best.
Moderator
Thank you very much mam. Next in line we have Mr. Shekhar Singh from ICICI Securities.
Shekhar Singh
Congratulations on a good set of numbers. I just wanted to understand this effective tax rate has come down quite significantly. So, why is it and what should we build in for the coming quarter?
Suresh Senapaty

I think the variation in the coming quarter will be within 100 to 200 basis points range. This quarter we had some advantage of some of the returns having been filed and therefore fine tuning on those aspects. We had for the past period some adjustment of about 16 crores, but compared to the last year 9 months to current year 9 months, they are almost comparable past period adjustments. But we do not see a significant change, I mean 100 basis points differences in the current quarter.
Shekhar Singh
Secondly, like in your revenue breakup, your miscellaneous income, revenue has gone up quite significantly. What will that include?
Suresh Senapaty
I am sorry?
Shekhar Singh
Sir in your revenue breakup, the revenue for miscellaneous activities that has gone up significantly. Can you just explain?
Suresh Senapaty
You know, in our ‘Others’, we have Wipro Infrastructure Engineering business there and we had an acquisition of a company called Hydroauto based in Europe. That got consummated effective 1st of November. So that revenue is kicked under the ‘Others’ as part of Wipro Infrastructure Engineering. Does that give you the answer?
Shekhar Singh
Yes. And sir, thirdly, if I look at as per the US GAAP where you have given the breakup of India Asia-Pac product revenues, that is almost like Rs.4.5 billion. This sharp increase is it mainly on account of the school business where you are supplying the computers that you just mentioned?
Suresh Senapaty
In the Wipro Infotech part, right?
Shekhar Singh
Yes, as part of Wipro Infotech?
Suresh Senapaty
Yes, plus we also had this acquisition of 3D which also substantially adds to the product quarter business. So, at this point in time, the service component is very low there, but that is expected to grow faster.
Shekhar Singh
Okay, sir. And sir, lastly, like on the other income side, the forex gain or loss that you would have incurred in the quarter, because in the other income it does not give the breakup anything in terms of forex gain or loss or is it because of the cash flow accounting that does not show up?
Lan

A significant portion of the other income is our interest on all the cash we have. But this quarter we had some sale on the profit of one of our investments which we had, one of the affiliate, and the other one was also from some interest benefit from some of the PAT reasons we had.
Shekhar Singh
So, basically, this forex loss, is it like okay this quarter you did not have any forex gain or loss or is it like okay because you are following a different methodology for forex gains and losses headed by . . .
Suresh Senapaty
In our segment report we factored everything in terms of whatever the exchange can impact between the P&L of Wipro Technologies or Infotech, at automatically gets factored. So, in the segment report includes any translation gap or any kind of forward hedges whether it is marked to market or cash flow hedge accounting, the entire impact is given in the segment report of each business.
Shekhar Singh
Okay, okay.
Suresh Vaswani
I just wanted to clarify on the Wipro Infotech question which you asked earlier. See the growth has been basically an all round growth. So, our PC business is done well, so has our enterprise products business done well, so has our networking business done well. You know the growth is actually pretty much all round, on the products side, on the services side, on the consulting side, and it is not necessarily localized to only one segment of the business that we do.
Shekhar Singh
Yes sir, but if we look at the sequential growth, your product revenues have grown by almost like 11.5% quarter -on-quarter and your services business has grown by 5.6% quarter-on-quarter, and this is what I was referring to you.
Suresh Vaswani
This quarter has been exceptional, like Mr. Senapaty said, (a) it has been exceptionally good from a products perspective, and (b) we also have the acquisition of 3D Networks, which has added to our products revenue.
Shekhar Singh
And lastly, sir, there was a reference about the number of clients or the top 100 clients; something like 70% of the clients which came up for renegotiations and of those somewhere close to 70% offered a pricing increase. I just want to know like the clients who have not offered a price increase, what is the response of the company to that. See, basically there is a set of clients who are giving price increase, but there is another set of clients who are not giving a price increase. What will be the sort of the company response to this?
Rajesh
Shekhar, I said 75% to 80% renewed with the price increase. Some of them did not increase, we are still negotiating with them, the discussions are on. And some of them are based on 18-month price cycle. So, it is not that they come up for renewal every year but they come on an 18-month cycle.
Shekhar Singh

Okay. But are there any clients who have just said like we are not giving you price increases?
Suresh Senapaty
Yes. I think there are cases where we got increases, there are cases where it has been retained flat, there are cases where we have given the price decline. Net-net we are saying, there has been an average uptake. So, I do not think we can be more granular than this.
Shekhar Singh
Okay. Thanks a lot, sir.
Moderator
Thank you very much sir. Next in line we have Mr. Ranjit Shinde from Economic Times.
Ranjit Shinde
Hi, there. Can you please elaborate utilization rates and can you compare them sequentially and year on year?
Thank you.
Pratik
Our utilization rate at a gross level was 62.2% and this was a drop of about 2% from the previous quarter and this was largely because of the high number of rookies, Q3 is the season when we have the maximum intake of rookies coming in. That was the main primary reason why we saw this drop. Plus, as Senapaty in his earlier response also mentioned that we had fewer number of working days also during the quarter which also partially led to the utilization being relatively muted.
Ranjit Shinde
Okay, thank you.
Moderator
Thank you very much sir. Next in line we have Mr. Harmendra Gandhi from Brics Securities.
Harmendra Gandhi
Hello, good afternoon, and congratulations for a good quarter. I just want to understand the average realization rates. You said one of the reasons for average utilization rates going down was because you have more less -experienced people for whom the billing rates are less. So, in the short term you think that this average realization rates will continue to be going down because you will have more and more less -experienced people coming into?
Suresh Senapaty
The point that we made was these could be the varieties of reason why the realization can be lower. But in Q3 the substantive reason for the decline in the price realization is because of less number of working days.
Harmendra Gandhi
Okay. But considering that Wipro . . .

Suresh Senapaty
But otherwise, we expect price realizations to be stable with a positive bias.
Harmendra Gandhi
Okay. That is on the rates front you are talking about.
Suresh Senapaty
Since it is in the pricing front and as long as our execution also remains as good and stable, it will also reflect in price realization with changes with respect to mix of customers, mix of services, mix of skill sets, but overall our expectation is it will be stable looking at the overall basket.
Harmendra Gandhi
Even if number of less-experienced people keep increasing, bulge mix?
Pratik
Because some of the experienced people are becoming more experienced, right?
Harmendra Gandhi
Okay, but on an incremental basis, considering Wipro has traditionally more number of experienced people and they are trying to change that towards less experienced now, I suppose so. Will that impact?
Suresh Senapaty
It will have, but you have to look at the impact on the totality of the basket in terms of let us say our package implementation services are growing, our infrastructure services are growing. So, from that perspective it tends to have a better realization. So, the combination of all these factors where we think there will be high level of stability.
Harmendra Gandhi
Okay. On BPO, the quarter-on-quarter growth seems to be, I mean how do you compare the BPO growth with IT services. I mean it seems to be less than the other tier-1 peers?
Suresh Senapaty
We talked about the transformation phase that we are going through and we have been seeing over the last few quarters our expansion on the margin, expansion in the increased uptick in the growth rates. So, going forward we would like the growth rates to improve over a period of time as we complete the transformation process.
Harmendra Gandhi
So, you mean, from this quarter we may see that kind of change happening?
Suresh Senapaty
We cannot be very precise whether this quarter or next quarter, but eventually in the next four to six quarters, of course.

Harmendra Gandhi
Okay. The third question is on this number of deals announcement. So, all other tier-1 competitors have announced lot of big deals. Apart from one deal which you have announced in the financial services space and one deal which I read in the presentation on enterprise solution in the package implementation, there have not been any major deal announcements or anything. In fact I see more deal announcements on the Wipro Infotech side rather. Is there any reason for that?
Suresh Senapaty
You know the customer confidentiality issues are there, but at the end of the day there are 37 customers win, decent component of that in Fortune 1000, and some of the customers who are like large deals because we expect them to grow big with us.
Harmendra Gandhi
Okay. Thanks a lot.
Rajesh Ramaiah
Monali, We can have a last question.
Moderator
Sure sir. The last question comes from Ms. Vibha Salvi of KR Choksey Securities.
Vibha Salvi
Hello.
Moderator
Ms. Salvi, please go ahead mam.
Vibha Salvi
Congratulations for the good set of numbers. Sir, I just would like to get a sense on the Global IT services. What kind of growth the company has envisaged in the coming quarters vis -à-vis the other business like Wipro Infotech and Wipro Limited?
Suresh Senapaty
We generally give the guidance with respect to dollar revenue of the global IT business. We have not given the guidance for the other businesses. So, from that perspective, we have given a guidance of about approximately $665 million for Q4, which happens to be about 7% sequential, and Wipro Infotech generally has a good quarter in Q4. The funnel looks good. There is a buoyancy as Mr. Vaswani pointed out in this market place. We are seeing a similar buoyancy in the services and the solutions part of our business on the Middle East Asia-Pac also. So, we would expect a good quarter in Q4.
Vibha Salvi
Sir, pertaining to the margins in IT services, it is being like contracting on quarter -on-quarter. So any particular reason for that?

Suresh Senapaty
One information I can share with you is that the nine-month ended December 2005 versus nine-month ended December 2006 the margins have remained same for Wipro Technologies. So, you may like to correct that fact base. So far as going forward is concerned, we have said that there are positive levers, there are multiple levers where the pressures would be there, and we seeing on a medium to long-term, this is a margin which is sustainable. So far as Q4 is concerned, we said that we will have a 120 basis points impact on account of onsite cost increase that we are going to have. And, how about there are multiple other levers that we are working out and we think bulk of that would be able to mitigate in Q4 whereby the margins will be in a narrow range that it has been so far.
Vibha Salvi
And sir, regarding the services and verticals, you have mentioned your growth in energy, utilities, financial services, and retail, can you just give the contributions in some of them which are growing faster and even in services?
Rajesh Ramaiah
We can provide that to you off line Vibha.
Vibha Salvi
Okay. Sir, lastly on attrition, what was the rate for the quarter?
Suresh Senapaty
16% annualized in the IT services.
Vibha Salvi
Okay. Thank you sir. Thanks.
Moderator
Thank you very much madam. At this moment, I would like to hand over the floor back to the Wipro management for final remarks.
Rajesh Ramaiah
Thank you ladies and gentlemen for participating in this call. Should you have missed anything during the call, the audio archive of this call will be available on our website and we would also be putting up a transcript of this call very soon. And of course, should you need any clarification, the Investor Relations team would be delighted to talk to you. As you may be aware, we are having our analyst’s day in the US in the New York Stock Exchange on the 30th of January, and in NSE in Mumbai on the 9th of February. I request you to join for the Analysts’ meet.
Azim Premji
I would just like to apologize for being about 5 to 7 minutes late and having my speech read out. I was with a customer. Thank you.
Suresh Senapaty

Thank you ladies and gentlemen.
Moderator
Ladies and gentlemen, thank you for choosing WebEx conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you.